Mail Stop 6010

March 13, 2007

E. Thomas Hart
Chief Executive Officer
QuickLogic Corporation
1277 Orleans Drive
Sunnyvale, CA 94089

> **Re: QuickLogic Corporation**
> **Form 10-K for the Fiscal Year Ended January 1, 2006**
> **Form 8-K filed January 31, 2007**
> **File No. 0-22671**

Dear Mr. Hart:

We have reviewed your letter dated on February 14, 2007 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed January 31, 2007

1.   We note that you present a non-GAAP statement of operations. This presentation
        may be confusing to investors as it also reflects several non-GAAP measures,
        including but not limited to non-GAAP cost of revenue, non-GAAP gross profit,
        non-GAAP operating expenses, non-GAAP income (loss) from operations and
        non-GAAP income (loss) before income taxes, which have not been adequately
        described to investors. In fact, it appears that management does not use these non-
        GAAP measures but they are shown here as a result of the presentation format.
        Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when
        furnishing information under this item you must provide all the disclosures
        required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a
        reconciliation to the directly comparable GAAP measure for each non-GAAP
        measure presented and explain why you believe the measures provide useful
        information to investors.

    •   To eliminate investor confusion, please remove the non-GAAP statements of
        operations from all future filings and instead disclose only those non-GAAP
        measures used by management that you wish to highlight for investors, with
        the appropriate reconciliations.

    •   Please note that in the event that your Form 8-K is incorporated by reference
        into a 33 Act registration statement, we may have additional questions relating
        to the appropriateness of this information being included in a document filed
        with, and not just furnished to, the Commission. At that time, we may request
        an amendment to the Form 8-K.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on
EDGAR. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202)
551-3643 if you have questions regarding these comments. In this regard, do not hesitate
to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.

                            Sincerely,

                            Kevin L. Vaughn
                            Branch Chief

E. Thomas Hart
QuickLogic Corporation
March 13, 2007
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